United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 6, 2023 (January 5, 2023)

Date of Report (Date of earliest event reported)

FG Merger Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41309	86-2462502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

105 S. Maple Street Itasca, Illinois	60143
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (708) 870-7365

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FGMC	THE NASDAQ STOCK MARKET LLC
Warrants	FGMCW	THE NASDAQ STOCK MARKET LLC
Units	FGMCU	THE NASDAQ STOCK MARKET LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On January 5, 2023, FG Merger Corp., a Delaware corporation (“FGMC”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among FGMC, FG Merger Sub Inc., a Nevada corporation and a direct, wholly-owned subsidiary of FGMC (“Merger Sub”), and iCoreConnect Inc., a Nevada corporation (“iCoreConnect”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of FGMC, Merger Sub, and iCoreConnect.

The Business Combination

The Merger Agreement provides that, among other things, at the closing (the “Closing”) of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into iCoreConnect (the “Merger”), with iCoreConnect surviving as a wholly-owned subsidiary of FGMC. In connection with the Merger, FGMC will change its name to “iCoreConnect Inc.” The Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the second quarter of 2023, subject to customary closing conditions, including the receipt of certain governmental approvals and the required approval by the stockholders of FGMC and iCoreConnect.

Pre-Closing FGMC Conversion

Prior to the Closing, each share of FGMC common stock, par value $0.0001 (“FGMC Common Stock”) shall be converted into shares of newly issued FGMC preferred stock, par value $0.0001 (“FGMC Preferred Stock”). The FGMC Preferred Stock shall have the rights, preferences, powers, privileges and restrictions, qualifications and limitations as set forth in Exhibit D to the Merger Agreement, including but not limited to:

• The holders of Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of FGMC.

• From and after the date of the issuance of any shares of FGMC Preferred Stock, dividends shall accrue at the rate per annum of 12% of the original issue price for each share of FGMC Preferred Stock, prior and in preference to any declaration or payment of any other dividend (subject to appropriate adjustments).

• Dividends shall accrue from day to day and shall be cumulative and shall be payable within fifteen (15) business days after the anniversary of the date of the original issuance of the FGMC Preferred Stock to each holder of FGMC Preferred Stock as of such date .

• From the closing of the Business Combination until the second anniversary of the date of the original issuance of the FGMC Preferred Stock, FGMC may, at its option, pay all or part of the accruing dividends on the FGMC Preferred Stock by issuing and delivering additional shares of FGMC Preferred Stock to the holders thereof.

• FGMC shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of FGMC the holders of the FGMC Preferred Stock then outstanding shall first receive dividends due and owing on each outstanding share of FGMC Preferred Stock.

• In the event of any liquidation, dissolution or winding up of FGMC, the holders of shares of FGMC Preferred Stock then outstanding shall be entitled to be paid out of the assets of FGMC available for distribution to its stockholders an amount per share equal to the greater of (i) one times the applicable original issue price, plus any accrued and unpaid dividends, and (ii) such amount as would have been payable had all shares of FGMC Preferred Stock been converted into FGMC Common Stock pursuant to the following paragraph immediately prior to such liquidation, dissolution or winding up, before any payment shall be made to the holders of FGMC Common Stock.

• After 24 months from the closing of the Business Combination, in the event the closing share price of the FGMC Common Stock shall exceed 140% of the Conversion Price (as defined in the Merger Agreement) then in effect, then (i) each outstanding share of FGMC Preferred Stock shall automatically be converted into such number of shares of FGMC Common Stock as is determined by dividing the original issue price by the Conversion Price in effect at the time of conversion and (ii) such shares may not be reissued by FGMC, subject to adjustment. At the time of such conversion, FGMC shall declare and pay all of the dividends that are accrued and unpaid as of the time of the conversion by either, at the option of FGMC, (i) issuing additional FGMC Preferred Stock or (ii) paying cash.

• Each share of FGMC Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of FGMC Common Stock as is determined by dividing the original issue price by the Conversion Price in effect at the time of conversion, subject to adjustment.

• Immediately prior to any such optional conversion FGMC shall pay all dividends on the FGMC Preferred Stock being converted that are accrued and unpaid as of such time by, either, at the option of FGMC: (i) issuing additional FGMC Preferred Stock or (ii) paying cash.

The foregoing description of the terms of the FGMC Preferred Stock is subject to and qualified in its entirety by reference to the full text of Exhibit D to the Merger Agreement, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Pre-Closing iCoreConnect Conversions

Prior to the Closing, (i) each vested, issued and outstanding option to purchase iCoreConnect common stock par value $0.001 (“iCoreConnect Common Stock”) shall be exercised into shares of iCoreConnect Common Stock (ii) each issued and outstanding warrant to purchase iCoreConnect Common Stock shall be exercised into shares of iCoreConnect Common Stock and (iii) the outstanding principal together with all accrued and unpaid interest under each iCoreConnect convertible promissory note shall be converted into shares of iCoreConnect Common Stock.

Business Combination Consideration

The aggregate consideration to be received by the iCoreConnect stockholders is based on a pre-transaction equity value of $98,000,000 (subject to usual and customary working capital adjustments and any adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of FGMC Common Stock, occurring prior to the Closing date). In accordance with the terms and subject to the conditions of the Merger Agreement, immediately prior to the effective time of the Closing each share of issued and outstanding iCoreConnect Common Stock, shall be converted into a number of shares of FGMC Common Stock, based on the Exchange Ratio (as defined in the Merger Agreement).

Governance

The parties have agreed that effective immediately after the Closing of the Business Combination, the FGMC Board will be comprised of the directors designated by iCoreConnect by written notice to FGMC and reasonably acceptable to FGMC.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Business Combination, (ii) the parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)), and (iii) the parties preparing and filing a registration statement on Form S-4 and a joint proxy statement with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of each party’s stockholders to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Business Combination, at special meetings to be called for the approval of such matters.

In addition, FGMC has agreed to adopt an equity incentive plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligations of FGMC and iCoreConnect to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the approval of FGMC’s stockholders, (ii) the approval of iCoreConnect’s stockholders, (iii) the expiration or termination of the applicable waiting period under the HSR Act, (iv) FGMC’s Form S-4 registration statement becoming effective and (v) FGMC having at least $5,000,001 of net tangible assets following the exercise of stockholder redemption rights in accordance with FGMC’s charter.

In addition, the obligations of FGMC and Merger Sub to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of iCoreConnect being true and correct to the standards applicable to such representations and warranties and each of the covenants of iCoreConnect having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination; (iii) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred, (iv) iCoreConnect having effected the conversions of outstanding iCoreConnect option, warrants and convertible promissory notes described above and (v) the $15 Exercise Price Warrants Purchase Agreement, dated as of February 25, 2022, by and between FGMC and FG Merger Investors LLC shall have been amended to provide that each $15 Exercise Price Warrant (as defined therein) shall entitle the holder thereof to purchase one share of FGMC preferred stock, par value $0.0001 per share at the exercise price of $15.00 per share.

The obligation of iCoreConnect to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of FGMC and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of FGMC and Merger Sub having been performed or complied with in all material respects and (ii) the shares of FGMC Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of FGMC and iCoreConnect, (ii) by FGMC, on the one hand, or iCoreConnect, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either FGMC or iCoreConnect if the Business Combination is not consummated prior to the later of (A) June 1, 2023 and (B) September 1, 2023 if FGMC extends the deadline by which it must complete its initial business combination in accordance with its amended and restated certificate of incorporation, provided the failure to close by such date is not due to a breach by the terminating party and (iv) by either FGMC or iCoreConnect if a meeting of FGMC’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. FGMC and iCoreConnect do not believe that these schedules contain information that is material to an investment decision.

Certain Related Agreements

iCoreConnect Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of iCoreConnect have entered into a support agreement (the “iCoreConnect Support Agreement”) pursuant to which the stockholders of iCoreConnect that are parties to the iCoreConnect Support Agreement have agreed to vote all shares of common stock of iCoreConnect beneficially owned by them in favor of the Merger Agreement and related transactions.

The foregoing description of the iCoreConnect Support Agreement is subject to and qualified in its entirety by reference to the full text of the Form of iCoreConnect Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, FGMC, iCoreConnect, FG Merger Investors LLC, a Delaware limited liability company (the “Sponsor”) and certain stockholders of FGMC entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor and such stockholders agreed to, among other things, vote at any meeting of the stockholders of FGMC all of their shares of FGMC Common Stock held of record or thereafter acquired in favor of the proposals relating to the Business Combination.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, the Sponsor and certain existing stockholders of FGMC and certain existing equityholders of iCoreConnect (each, a “Lock-up Holder”) will enter into an agreement (the “Lock-Up Agreement”), pursuant to which and subject to certain customary exceptions, during the period commencing on the date of the Closing and ending on the date that is one hundred eighty (180) days after the consummation of the Business Combination such Lock-up Holder will agree not to (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined in the Lock-Up Agreement, which shall include certain securities held by the Lock-Up Holders), (ii) enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, (iii) publicly disclose the intention to make any offer, sale, pledge or disposition, or (iv) enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to any security of FGMC.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, FGMC will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, the Registration Rights Agreement, dated as of February 25, 2022, among FGMC and the other parties thereto is terminated and whereby FGMC will agree to, among other things, file a resale shelf registration statement registering certain of the securities held by the Holders (as defined in the Amended and Restated Registration Rights Agreement, which will include certain existing stockholders of FGMC and certain existing equityholders of iCoreConnect) no later than 20 business days after the closing of the Business Combination. The Amended and Restated Registration Rights Agreement will also provide certain registration rights, including customary demand registration rights and piggyback registration rights to the Holders, subject to customary exceptions, terms and conditions. FGMC will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Sponsor Forfeiture Agreement

In connection with the execution of the Merger Agreement, FG Merger Investors LLC, the Sponsor, FGMC and iCoreConnect entered into a sponsor forfeiture agreement (the “Sponsor Forfeiture Agreement”) pursuant to which the Sponsor has agreed that if at the closing of the Business Combination the SPAC Closing Cash (as defined in the Sponsor Forfeiture Agreement) is less than $20,000,000 then upon and subject to such closing the Sponsor will forfeit any and all dividends accrued on any shares of preferred stock, par value $0.0001 of FGMC (“Preferred Stock”) owned by the Sponsor, at the time of payment, whether such dividend shall be paid in cash or by the issuance of additional shares of Preferred Stock.

The foregoing description of the Sponsor Forfeiture Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Forfeiture Agreement, a copy of which is included as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

 Item 7.01 Regulation FD Disclosure.

On January 6, 2023, FGMC and iCoreConnect issued a joint press release announcing the execution of the Merger Agreement and related matters. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation that will be used by FGMC and iCoreConnect in connection with the Business Combination and related matters.

Furnished as Exhibit 99.3 hereto and incorporated by reference herein is the transcript of the investor presentation conference call that was held on January 6, 2023 in connection with the Business Combination and related matters.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the proposed business combination, FGMC and iCoreConnect intend to file relevant materials with the SEC, including a registration statement on Form S-4 containing a joint preliminary proxy statement/ prospectus, and after the registration statement is declared effective, each of FGMC and iCoreConnect will mail a definitive proxy statement/final prospectus relating to the proposed business combination to their respective stockholders.

FGMC’s and iCoreConnect’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/final prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about iCoreConnect, FGMC and the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/final prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by FGMC with the SEC also may be obtained free of charge upon written request to FG Merger Corp, 104 S. Walnut Street, Itasca, IL 60143. The documents filed by iCoreConnect with the SEC also may be obtained free of charge upon written request to iCoreConnect Inc., 529 E Crown Point Road, Suite 250 Ocoee, FL 34761.

Participants in the Solicitation

FGMC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FGMC’s stockholders in connection with the proposed Business Combination. A list of the names of the directors and executive officers of FGMC and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. Information about FGMC’s directors and executive officers and their ownership in FGMC is set forth in the final prospectus of FGMC dated February 25, 2022 and filed with the SEC on March 1, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

iCoreConnect and its directors and executive officers are participants in the solicitation of proxies from iCoreConnect’s stockholders in connection with the proposed Business Combination. A list of the names of the directors and executive officers of iCoreConnect and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. Information about iCoreConnect’s directors and executive officers and their ownership in iCoreConnect is set forth in iCoreConnect’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the SEC on April 18, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

Before making any voting decision, investors and security holders of FGMC and iCoreConnect are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identiﬁed in this Current Report and on the current expectations of FGMC’s and iCoreConnect’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a deﬁnitive statement of fact or probability. Actual events and circumstances are difﬁcult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FGMC and iCoreConnect. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, ﬁnancial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals (including approval from antitrust regulators) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect FGMC or the expected benefits of the business combination, if not obtained; the failure to realize the anticipated benefits of the business combination; the ability of FGMC prior to the business combination, and the combined company following the business combination, to maintain the listing of FGMC’s shares on Nasdaq; costs related to the business combination; the failure to satisfy the conditions to the consummation of the business combination, including the approval of the business combination agreement by the shareholders of FGMC and iCoreConnect , the risk that the business combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against FGMC or iCoreConnect related to the business combination; the attraction and retention of qualified directors, officers, employees and key personnel following the business combination, the combined company’s ability following the business combination to compete effectively in a highly competitive market; the ability to protect and enhance iCoreConnect’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in iCoreConnect’s industry; the uncertain effects of the COVID-19 pandemic; future financial performance of the combined company following the business combination; the ability of the combined company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the business combination disrupt current plans and operations of iCoreConnect as a result of the announcement and consummation of the business combination; the possibility that iCoreConnect may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which iCoreConnect competes, including ecommerce; the ability of iCoreConnect to anticipate and respond to changing consumer preferences and trends; the ability of iCoreConnect to implement its existing strategic initiatives and continue to innovate their existing products; the ability of iCoreConnect to defend its intellectual property; the risk that iCoreConnect may not be able to execute its growth strategies and the timing of expected business milestones; the risk that iCoreConnect may not be able to recognize revenue for its products and services or secure additional contracts that generate revenue; and iCoreConnect’s performance, capabilities, strategy, and outlook. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FGMC and iCoreConnect do not presently know, or that FGMC and iCoreConnect currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FGMC’s and iCoreConnect’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report and the exhibits hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report and the exhibits hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of FGMC and iCoreConnect described in the joint preliminary proxy statement and a preliminary prospectus contained in the Form S-4 registration statement that FGMC and iCoreConnect intend to file with the SEC, including those under “Risk Factors” therein. FGMC and iCoreConnect anticipate that subsequent events and developments will cause their assessments to change. However, while FGMC and iCoreConnect may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing FGMC’s or iCoreConnect’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Merger Agreement and Plan of Reorganization, dated as of January 5, 2023 by and among FG Merger Corp., FG Merger Sub Inc. and iCoreConnect Inc.
10.1	Form of iCoreConnect Support Agreement
10.2	Sponsor Support Agreement
10.3	Form of Lock-Up Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
10.5	Forfeiture Agreement
99.1	Press Release dated January 6, 2023
99.2	Investor Presentation, dated January 6, 2023
99.3	Investor Presentation Conference Call Transcript
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*       Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). FGMC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 6, 2023

FG MERGER CORP.

By:	/s/ M. Wesley Schrader
Name:	M. Wesley Schrader
Title:	Chief Executive Officer